                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                    ----------------------------------

                                 SCHEDULE 13G

                                (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)


                             (AMENDMENT NO. 1)(1)


                                 HEARTPORT, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 421969106
                     ----------------------------------
                              (CUSIP Number)


--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 421969 10 6                   13G                   Page 2 of 9 Pages
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of above persons

     SIERRA VENTURES IV, L.P., A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA IV") 94-3137106
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     1,199,394
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  1,199,394
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,199,394
-------------------------------------------------------------------------------
(10) Check / / if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)    / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9

     4.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

CUSIP NO. 421969 10 6                   13G                   Page 3 of 9 Pages
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of above persons

     SV ASSOCIATES IV, L.P., A CALIFORNIA LIMITED PARTNERSHIP ("SV ASSOCIATES") 94-3137105
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     1,250,199 SHARES OF WHICH 1,199,394
                                  SHARES ARE DIRECTLY OWNED BY SIERRA
                                  IV AND 50,805 SHARES ARE DIRECTLY
                                  OWNED BY SIERRA VENTURES IV
                                  INTERNATIONAL, A DELAWARE LIMITED
                                  PARTNERSHIP ("SIERRA IV
                                  INTERNATIONAL"). SV ASSOCIATES IS
                                  THE GENERAL PARTNER OF SIERRA IV
                                  AND SIERRA IV INTERNATIONAL.
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  1,250,199 SHARES OF WHICH 1,199,394
                                  SHARES ARE DIRECTLY OWNED BY SIERRA
                                  IV AND 50,805 SHARES ARE DIRECTLY
                                  OWNED BY SIERRA VENTURES IV
                                  INTERNATIONAL. SV ASSOCIATES IS THE
                                  GENERAL PARTNER OF SIERRA IV AND
                                  SIERRA IV INTERNATIONAL.
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,250,199
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     4.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer

          Heartport, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          200 Chesapeake Drive
          Redwood City, California 94063
          ---------------------------------------------------------------------


ITEM 2. (a) - (c)

          Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

          This amended statement is being filed by SV Associates IV, L.P., a California Limited Partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures IV, L.P., a California Limited Partnership ("Sierra IV") and Sierra Ventures IV International, L.P., a Delaware Limited Partnership ("Sierra IV International"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Heartport, Inc. (the "Shares"). The Shares are held directly by Sierra IV and
          Sierra IV International. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the
          Shares.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          421969 10 6
          ---------------------------------------------------------------------


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR
         13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

     See Rows 5-11 of cover pages.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of Heartport, Inc.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         Not applicable.

                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 2001


                                       SV ASSOCIATES IV, L.P.


                                  By:  /s/  Martha A. Clarke Adamson
                                       ----------------------------------------
                                       Martha A. Clarke Adamson
                                       Chief Financial Officer


                                       SIERRA VENTURES IV, L.P.,
                                       A CALIFORNIA LIMITED PARTNERSHIP
                                       By SV Associates IV, L.P.,
                                       its General Partner


                                  By:  /s/  Martha A. Clarke Adamson
                                       ----------------------------------------
                                       Martha A. Clarke Adamson
                                       Chief Financial Officer

                                 EXHIBIT INDEX


                                                                                           Found on
                                                                                         Sequentially
    Exhibit                                                                              Numbered Page
    -------                                                                              -------------
   Exhibit A:   Agreement of Joint Filing                                                     8

   Exhibit B:   List of General Partners of SV Associates IV, L.P.                            9


                                                                   EXHIBIT 99.1A


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2001, containing the information required by Schedule 13G, for the 1,250,199 Shares of the Common Stock of Heartport, Inc. held by Sierra Ventures IV, L.P., a California Limited Partnership, and Sierra IV International, L.P., a Delaware Limited Partnership.


         February 14, 2001


                                       SV ASSOCIATES IV, L.P.


                                  By:  /s/  Martha A. Clarke Adamson
                                       ----------------------------------------
                                       Martha A. Clarke Adamson
                                       Chief Financial Officer


                                       SIERRA VENTURES IV, L.P.,
                                       A CALIFORNIA LIMITED PARTNERSHIP
                                       By SV Associates IV, L.P.,
                                       its General Partner


                                  By:  /s/  Martha A. Clarke Adamson
                                       ----------------------------------------
                                       Martha A. Clarke Adamson
                                       Chief Financial Officer

                                                                   EXHIBIT 99.1B


                                    EXHIBIT B

                   GENERAL PARTNERS OF SV ASSOCIATES IV, L.P.


     Set forth below, with respect to each general partners of SV Associates IV, L.P. is the following: (a) name; (b) business address and (c) citizenship.


     1.  (a)  Peter C. Wendell

         (b)  c/o Sierra Ventures
              3000 Sand Hill Road
              Building Four, Suite 210
              Menlo Park, CA 94025

         (c)  United States Citizen


     2.  (a)  Jeffrey M. Drazan

         (b)  c/o Sierra Ventures
              3000 Sand Hill Road
              Building Four, Suite 210
              Menlo Park, CA 94025

         (c)  United States Citizen